Microsoft Word 10.0.4219;UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                 SCHEDULE 13G/A
                                (Amendment No. 8)




                    Under the Securities Exchange Act of 1934

                         Goodrich Petroleum Corporation
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.20 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   382410 10 8
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 13, 2004
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ( ) Rule 13d-1(b)

         (x) Rule 13d-1(c)

         ( ) Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  382410 10 8

 1. Name of Reporting Persons and IRS or SS Identification Number
    Walter G. Goodrich
 2. Check the Appropriate Box if a Member of a Group
    (a) ( ) N/A
    (b) ( ) N/A
 3. SEC Use Only
 4. Citizenship or Place of Organization
    (a) United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 5. Sole Voting Power
    810,070
 6. Shared Voting Power
    480,125
 7. Sole Dispositive Power
    810,070
 8. Shared Dispositive Power
    480,125
 9. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,290,195
10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares
    No
11. Percent of Class Represented by Amount in Row 9
    7.2%
12. Type of Reporting Person
    IN

* Includes the following securities held by Walter G. Goodrich on his own behalf: (a) 401,994 shares of common stock, (b) 1,667 shares of common stock issuable upon conversion of 4,000 shares of Series A preferred stock, and (c) options to purchase 25,000 shares of common stock. In addition, includes (a) 480,125 shares of common stock held by HGF Partnership, a Louisiana partnership, in which Walter G. Goodrich owns an indirect general partnership interest and (b) 381,409 shares of common stock owned by Goodrich Energy, Inc., a corporation with respect to which Walter G. Goodrich is the sole stockholder. Walter G. Goodrich may be deemed to exercise shared voting and investment power with respect to the shares held by HGF Partnership. Walter G. Goodrich exercises sole voting and investment power, with respect to the shares held by Goodrich Energy, Walter G. Goodrich and Henry Goodrich beneficially own 7.2% of the outstanding shares of common stock.

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
CUSIP No. 382410 10 8

13. Name of Reporting Persons and IRS or SS Identification Number: Goodrich Energy, Inc.
14. Check the Appropriate Box if a Member of a Group: (c) N/A
    (d) N/A 15. SEC Use Only
16. Citizenship or Place of Organization: Louisiana

Number of Shares Beneficially Owned by Each Reporting Person with:
17. Sole Voting Power
    381,409
18. Shared Voting Power
    0
19. Sole Dispositive Power
    381,409
20. Shared Dispositive Power
    0
21. Aggregate Amount Beneficially Owned by Each Reporting Person
    381,409
22. Check if the Aggregate Amount in Row 9 Excludes Certain Shares
    No
23. Percent of Class Represented by Amount in Row 9
    2.1%
24. Type of Reporting Person
    CO
                                       3
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Item 1 (a) Name of Issuer:
           Goodrich Petroleum Corporation
Item 1 (b) Address of Issuer's principal executive offices:
           808 Travis Street, Suite 1320
           Houston, TX  77002
Item 2 (a) Name of person filing:
           1. Walter G. Goodrich
           2. Goodrich Energy, Inc.
Item 2 (b) Address of principal business office or, if none, residences:
           1. 808 Travis Street, Suite 1320 Houston, TX 77002
           2. 333 Texas Street, Suite 1375 Shreveport, LA 71101
Item 2 (c) Citizenship:
           1. United States
           2. Louisiana
Item 2 (d) Title of class of securities:
           Common Stock, $.20 par value
Item 2 (e) CUSIP Number:  382410 10 8
Item 3  Not Applicable
Item 4  Ownership:
       (a) Amount beneficially owned
           1,290,195
       (b) Percent of class:
           7.2%
       (c) Number of shares as to which such person has:
                (i)   Sole power to vote or to direct the vote
                      810,070
                (ii)  Shares power to vote or to direct the vote
                      480,125
                (iii) Sole power to dispose or to direct the disposition of
                      810,070
                (iv) Shares power to dispose or to direct the disposition of 480,125
Item 5-10  Not Applicable

* Includes the following securities held by Walter G. Goodrich on his own behalf: (a) 401,994 shares of common stock, (b) 1,667 shares of common stock issuable upon conversion of 4,000 shares of Series A preferred stock, and (c) options to purchase 25,000 shares of common stock. In addition, includes (a) 480,125 shares of common stock held by HGF Partnership, a Louisiana partnership, in which Walter G. Goodrich owns an indirect general partnership interest and
(b) 381,409 shares of common stock owned by Goodrich Energy, Inc., a corporation with respect to which Walter G. Goodrich is the sole stockholder. Walter G. Goodrich may be deemed to exercise shared voting and investment power with respect to the shares held by HGF Partnership. Walter G. Goodrich exercises sole voting and investment power, with respect to the shares held by Goodrich Energy, Walter G. Goodrich and Henry Goodrich beneficially own 7.2% of the outstanding shares of common stock.

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

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 14, 2004
         -----------------



/s/  Walter G. Goodrich
-----------------------
Walter G. Goodrich


Goodrich Energy, Inc.


/s/  Walter G. Goodrich
-----------------------
Name:  Walter G. Goodrich
Title:     President

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